Exhibit 99.2

BCE (1)
Consolidated Operational Data (2)

($ millions of Canadian dollars, except share amounts) (unaudited)	Q2 2014	Q2 2013	$ change	% change		YTD 2014	YTD 2013	$ change	% change
Operating revenues	5,220	5,000	220	4.4%		10,319	9,919	400	4.0%
Operating costs (A)	(3,008)	(2,865)	(143)	(5.0%)		(6,011)	(5,745)	(266)	(4.6%)
Post-employment benefit plans service cost	(68)	(69)	1	1.4%		(142)	(146)	4	2.7%
Adjusted EBITDA (3)	2,144	2,066	78	3.8%		4,166	4,028	138	3.4%
Adjusted EBITDA margin (3)	41.1%	41.3%		(0.2	) pts	40.4%	40.6%		0.2	pts
Severance, acquisition and other costs	(54)	(28)	(26)	(92.9%)		(92)	(61)	(31)	(50.8%)
Depreciation	(708)	(681)	(27)	(4.0%)		(1,407)	(1,356)	(51)	(3.8%)
Amortization	(171)	(161)	(10)	(6.2%)		(338)	(324)	(14)	(4.3%)
Finance costs
Interest expense	(229)	(228)	(1)	(0.4%)		(464)	(449)	(15)	(3.3%)
Interest on post-employment benefit obligations	(26)	(38)	12	31.6%		(51)	(75)	24	32.0%
Other (expense) income	(13)	(63)	50	79.4%		74	17	57	n.m.
Income taxes	(236)	(196)	(40)	(20.4%)		(467)	(437)	(30)	(6.9%)
Net earnings	707	671	36	5.4%		1,421	1,343	78	5.8%
Net earnings attributable to:
Common shareholders	606	571	35	6.1%		1,221	1,137	84	7.4%
Preferred shareholders	33	33	-	0.0%		66	66	-	0.0%
Non-controlling interest	68	67	1	1.5%		134	140	(6)	(4.3%)
Net earnings	707	671	36	5.4%		1,421	1,343	78	5.8%
Net earnings per common share - basic	$0.78	$0.74	$0.04	5.4%		$1.57	$1.47	$0.10	6.8%
Net earnings per common share - diluted	$0.78	$0.74	$0.04	5.4%		$1.57	$1.47	$0.10	6.8%
Dividends per common share	$0.6175	$0.5825	$0.035	6.0%		$1.2350	$1.1650	$0.070	6.0%
Average number of common shares outstanding - basic (millions)	777.7	775.9				777.1	775.8
Average number of common shares outstanding - diluted (millions)	778.6	776.6				777.9	776.5
Number of common shares outstanding (millions)	778.1	775.9				778.1	775.9
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	606	571	35	6.1%		1,221	1,137	84	7.4%
Severance, acquisition and other costs	38	21	17	81.0%		61	44	17	38.6%
Net gains on investments	(4)	(1)	(3)	n.m.		(16)	(3)	(13)	n.m.
Premiums on early redemption of debt	-	3	(3)	(100.0%)		-	15	(15)	(100.0%)
Adjusted net earnings (3)	640	594	46	7.7%		1,266	1,193	73	6.1%
Impact on net earnings per share	$0.04	$0.03	$0.01	33.3%		$0.06	$0.07	$(0.01)	(14.3%)
Adjusted EPS (3)	$0.82	$0.77	$0.05	6.5%		$1.63	$1.54	$0.09	5.8%

(A)	Excludes post-employment benefit plans service cost
n.m. : not meaningful

BCE Supplementary Financial Information – Second Quarter 2014  Page 2

BCE
Consolidated Operational Data - Historical Trend

($ millions of Canadian dollars, except share amounts) (unaudited)	YTD 2014	Q2 14	Q1 14	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13
Operating revenues	10,319	5,220	5,099	20,400	5,382	5,099	5,000	4,919
Operating costs (A)	(6,011)	(3,008)	(3,003)	(12,019)	(3,312)	(2,962)	(2,865)	(2,880)
Post-employment benefit plans service cost	(142)	(68)	(74)	(292)	(72)	(74)	(69)	(77)
Adjusted EBITDA	4,166	2,144	2,022	8,089	1,998	2,063	2,066	1,962
Adjusted EBITDA margin	40.4%	41.1%	39.7%	39.7%	37.1%	40.5%	41.3%	39.9%
Severance, acquisition and other costs	(92)	(54)	(38)	(406)	(48)	(297)	(28)	(33)
Depreciation	(1,407)	(708)	(699)	(2,734)	(695)	(683)	(681)	(675)
Amortization	(338)	(171)	(167)	(646)	(160)	(162)	(161)	(163)
Finance costs
Interest expense	(464)	(229)	(235)	(931)	(240)	(242)	(228)	(221)
Interest on post-employment benefit obligations	(51)	(26)	(25)	(150)	(37)	(38)	(38)	(37)
Other income (expense)	74	(13)	87	(6)	1	(24)	(63)	80
Income taxes	(467)	(236)	(231)	(828)	(226)	(165)	(196)	(241)
Net earnings	1,421	707	714	2,388	593	452	671	672
Net earnings attributable to:
Common shareholders	1,221	606	615	1,975	495	343	571	566
Preferred shareholders	66	33	33	131	33	32	33	33
Non-controlling interest	134	68	66	282	65	77	67	73
Net earnings	1,421	707	714	2,388	593	452	671	672
Net earnings per common share - basic	$1.57	$0.78	$0.79	$2.55	$0.64	$0.44	$0.74	$0.73
Net earnings per common share - diluted	$1.57	$0.78	$0.79	$2.54	$0.63	$0.44	$0.74	$0.73
Dividends per common share	$1.2350	$0.6175	$0.6175	$2.3300	$0.5825	$0.5825	$0.5825	$0.5825
Average number of common shares outstanding - basic (millions)	777.1	777.7	776.5	775.8	775.9	775.9	775.9	775.7
Average number of common shares outstanding - diluted (millions)	777.9	778.6	777.2	776.4	776.6	776.3	776.6	776.3
Number of common shares outstanding (millions)	778.1	778.1	777.3	775.9	775.9	775.9	775.9	775.9
Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	1,221	606	615	1,975	495	343	571	566
Severance, acquisition and other costs	61	38	23	299	33	222	21	23
Net (gains) losses on investments	(16)	(4)	(12)	7	12	(2)	(1)	(2)
Premiums on early redemption of debt	-	-	-	36	-	21	3	12
Adjusted net earnings	1,266	640	626	2,317	540	584	594	599
Impact on net earnings per share	$0.06	$0.04	$0.02	$0.44	$0.06	$0.31	$0.03	$0.04
Adjusted EPS	$1.63	$0.82	$0.81	$2.99	$0.70	$0.75	$0.77	$0.77

(A)	Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information – Second Quarter 2014  Page 3

BCE (1)
Segmented Data (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2014	Q2 2013	$ change	% change		YTD 2014	YTD 2013	$ change	% change
Revenues
Bell Wireless	1,522	1,442	80	5.5%		2,994	2,851	143	5.0%
Bell Wireline	2,485	2,506	(21)	(0.8%)		4,947	5,014	(67)	(1.3%)
Bell Media	761	559	202	36.1%		1,483	1,072	411	38.3%
Inter-segment eliminations	(119)	(83)	(36)	(43.4%)		(237)	(165)	(72)	(43.6%)
Total Bell	4,649	4,424	225	5.1%		9,187	8,772	415	4.7%
Bell Aliant	682	691	(9)	(1.3%)		1,358	1,375	(17)	(1.2%)
Inter-segment eliminations	(111)	(115)	4	3.5%		(226)	(228)	2	0.9%
Total BCE	5,220	5,000	220	4.4%		10,319	9,919	400	4.0%
Operating costs
Bell Wireless	(855)	(833)	(22)	(2.6%)		(1,699)	(1,657)	(42)	(2.5%)
Bell Wireline	(1,532)	(1,527)	(5)	(0.3%)		(3,064)	(3,077)	13	0.4%
Bell Media	(551)	(403)	(148)	(36.7%)		(1,123)	(818)	(305)	(37.3%)
Inter-segment eliminations	119	83	36	43.4%		237	165	72	43.6%
Total Bell	(2,819)	(2,680)	(139)	(5.2%)		(5,649)	(5,387)	(262)	(4.9%)
Bell Aliant	(368)	(369)	1	0.3%		(730)	(732)	2	0.3%
Inter-segment eliminations	111	115	(4)	(3.5%)		226	228	(2)	(0.9%)
Total BCE	(3,076)	(2,934)	(142)	(4.8%)		(6,153)	(5,891)	(262)	(4.4%)
Adjusted EBITDA
Bell Wireless	667	609	58	9.5%		1,295	1,194	101	8.5%
Margin	43.8%	42.2%		1.6	pts	43.3%	41.9%		1.4	pts
Bell Wireline	953	979	(26)	(2.7%)		1,883	1,937	(54)	(2.8%)
Margin	38.4%	39.1%		(0.7	) pts	38.1%	38.6%		(0.5	) pts
Bell Media	210	156	54	34.6%		360	254	106	41.7%
Margin	27.6%	27.9%		(0.3	) pts	24.3%	23.7%		0.6	pts
Total Bell	1,830	1,744	86	4.9%		3,538	3,385	153	4.5%
Margin	39.4%	39.4%		0.0	pts	38.5%	38.6%		(0.1	) pts
Bell Aliant	314	322	(8)	(2.5%)		628	643	(15)	(2.3%)
Margin	46.0%	46.6%		(0.6	) pts	46.2%	46.8%		(0.6	) pts
Total BCE	2,144	2,066	78	3.8%		4,166	4,028	138	3.4%
Margin	41.1%	41.3%		(0.2	) pts	40.4%	40.6%		(0.2	) pts
Capital expenditures
Bell Wireless	164	134	(30)	(22.4%)		281	256	(25)	(9.8%)
Capital Intensity (4)	10.8%	9.3%		(1.5	) pts	9.4%	9.0%		(0.4	) pts
Bell Wireline	595	523	(72)	(13.8%)		1,058	983	(75)	(7.6%)
Capital Intensity	23.9%	20.9%		(3.0	) pts	21.4%	19.6%		(1.8	) pts
Bell Media	32	16	(16)	(100.0%)		46	28	(18)	(64.3%)
Capital Intensity	4.2%	2.9%		(1.3	) pts	3.1%	2.6%		(0.5	) pts
Total Bell	791	673	(118)	(17.5%)		1,385	1,267	(118)	(9.3%)
Capital Intensity	17.0%	15.2%		(1.8	) pts	15.1%	14.4%		(0.7	) pts
Bell Aliant	146	157	11	7.0%		281	285	4	1.4%
Capital Intensity	21.4%	22.7%		1.3	pts	20.7%	20.7%		0.0	pts
Total BCE	937	830	(107)	(12.9%)		1,666	1,552	(114)	(7.3%)
Capital Intensity	18.0%	16.6%		(1.4	) pts	16.1%	15.6%		(0.5	) pts

BCE Supplementary Financial Information – Second Quarter 2014  Page 4

BCE
Segmented Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2014	Q2 14	Q1 14	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13
Revenues
Bell Wireless	2,994	1,522	1,472	5,849	1,505	1,493	1,442	1,409
Bell Wireline	4,947	2,485	2,462	10,097	2,601	2,482	2,506	2,508
Bell Media	1,483	761	722	2,557	821	664	559	513
Inter-segment eliminations	(237)	(119)	(118)	(394)	(114)	(115)	(83)	(82)
Total Bell	9,187	4,649	4,538	18,109	4,813	4,524	4,424	4,348
Bell Aliant	1,358	682	676	2,759	688	696	691	684
Inter-segment eliminations	(226)	(111)	(115)	(468)	(119)	(121)	(115)	(113)
Total BCE	10,319	5,220	5,099	20,400	5,382	5,099	5,000	4,919
Operating costs
Bell Wireless	(1,699)	(855)	(844)	(3,509)	(976)	(876)	(833)	(824)
Bell Wireline	(3,064)	(1,532)	(1,532)	(6,303)	(1,667)	(1,559)	(1,527)	(1,550)
Bell Media	(1,123)	(551)	(572)	(1,874)	(591)	(465)	(403)	(415)
Inter-segment eliminations	237	119	118	394	114	115	83	82
Total Bell	(5,649)	(2,819)	(2,830)	(11,292)	(3,120)	(2,785)	(2,680)	(2,707)
Bell Aliant	(730)	(368)	(362)	(1,487)	(383)	(372)	(369)	(363)
Inter-segment eliminations	226	111	115	468	119	121	115	113
Total BCE	(6,153)	(3,076)	(3,077)	(12,311)	(3,384)	(3,036)	(2,934)	(2,957)
Adjusted EBITDA
Bell Wireless	1,295	667	628	2,340	529	617	609	585
Margin	43.3%	43.8%	42.7%	40.0%	35.1%	41.3%	42.2%	41.5%
Bell Wireline	1,883	953	930	3,794	934	923	979	958
Margin	38.1%	38.4%	37.8%	37.6%	35.9%	37.2%	39.1%	38.2%
Bell Media	360	210	150	683	230	199	156	98
Margin	24.3%	27.6%	20.8%	26.7%	28.0%	30.0%	27.9%	19.1%
Total Bell	3,538	1,830	1,708	6,817	1,693	1,739	1,744	1,641
Margin	38.5%	39.4%	37.6%	37.6%	35.2%	38.4%	39.4%	37.7%
Bell Aliant	628	314	314	1,272	305	324	322	321
Margin	46.2%	46.0%	46.4%	46.1%	44.3%	46.6%	46.6%	46.9%
Total BCE	4,166	2,144	2,022	8,089	1,998	2,063	2,066	1,962
Margin	40.4%	41.1%	39.7%	39.7%	37.1%	40.5%	41.3%	39.9%
Capital expenditures
Bell Wireless	281	164	117	639	226	157	134	122
Capital Intensity	9.4%	10.8%	7.9%	10.9%	15.0%	10.5%	9.3%	8.7%
Bell Wireline	1,058	595	463	2,247	702	562	523	460
Capital Intensity	21.4%	23.9%	18.8%	22.3%	27.0%	22.6%	20.9%	18.3%
Bell Media	46	32	14	115	64	23	16	12
Capital Intensity	3.1%	4.2%	1.9%	4.5%	7.8%	3.5%	2.9%	2.3%
Total Bell	1,385	791	594	3,001	992	742	673	594
Capital Intensity	15.1%	17.0%	13.1%	16.6%	20.6%	16.4%	15.2%	13.7%
Bell Aliant	281	146	135	570	147	138	157	128
Capital Intensity	20.7%	21.4%	20.0%	20.7%	21.4%	19.8%	22.7%	18.7%
Total BCE	1,666	937	729	3,571	1,139	880	830	722
Capital Intensity	16.1%	18.0%	14.3%	17.5%	21.2%	17.3%	16.6%	14.7%

BCE Supplementary Financial Information – Second Quarter 2014  Page 5

Bell Wireless (1)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2014	Q2 2013	% change		YTD 2014	YTD 2013	% change
Bell Wireless
Revenue
Service	1,404	1,328	5.7%		2,768	2,631	5.2%
Product	105	99	6.1%		199	192	3.6%
Total external Bell Wireless revenues	1,509	1,427	5.7%		2,967	2,823	5.1%
Inter-segment	13	15	(13.3%)		27	28	(3.6%)
Total Bell Wireless operating revenues	1,522	1,442	5.5%		2,994	2,851	5.0%
Operating costs	(855)	(833)	(2.6%)		(1,699)	(1,657)	(2.5%)
Adjusted EBITDA	667	609	9.5%		1,295	1,194	8.5%
Adjusted EBITDA margin (Total revenues)	43.8%	42.2%	1.6	pts	43.3%	41.9%	1.4	pts
Adjusted EBITDA margin (Service revenues)	47.5%	45.9%	1.6	pts	46.8%	45.4%	1.4	pts
Capital expenditures	164	134	(22.4%)		281	256	(9.8%)
Capital intensity	10.8%	9.3%	(1.5	) pts	9.4%	9.0%	(0.4	) pts
Wireless gross activations	383,345	421,647	(9.1%)		735,074	792,864	(7.3%)
Postpaid	291,993	336,052	(13.1%)		567,156	631,188	(10.1%)
Wireless net activations	41,431	43,566	(4.9%)		25,753	34,609	(25.6%)
Postpaid	66,186	96,390	(31.3%)		100,150	155,887	(35.8%)
Wireless subscribers end of period (EOP)	7,804,087	7,715,641	1.1%		7,804,087	7,715,641	1.1%
Postpaid	6,777,842	6,580,932	3.0%		6,777,842	6,580,932	3.0%
Average revenue per unit (ARPU)($/month) (4)	59.49	56.85	4.6%		58.70	56.39	4.1%
Churn (%) (average per month) (4)	1.47%	1.64%	0.17	pts	1.52%	1.65%	0.13	pts
Prepaid	3.48%	3.71%	0.23	pts	3.58%	3.75%	0.17	pts
Postpaid	1.16%	1.27%	0.11	pts	1.20%	1.26%	0.06	pts
Cost of acquisition (COA) (4) ($/sub)	403	402	(0.2%)		422	403	(4.7%)

BCE Supplementary Financial Information – Second Quarter 2014  Page 6

Bell Wireless - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2014	Q2 14	Q1 14	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13
Bell Wireless
Revenue
Service	2,768	1,404	1,364	5,362	1,359	1,372	1,328	1,303
Product	199	105	94	432	134	106	99	93
Total external Bell Wireless revenues	2,967	1,509	1,458	5,794	1,493	1,478	1,427	1,396
Inter-segment	27	13	14	55	12	15	15	13
Total Bell Wireless operating revenues	2,994	1,522	1,472	5,849	1,505	1,493	1,442	1,409
Operating costs	(1,699)	(855)	(844)	(3,509)	(976)	(876)	(833)	(824)
Adjusted EBITDA	1,295	667	628	2,340	529	617	609	585
Adjusted EBITDA margin (Total revenues)	43.3%	43.8%	42.7%	40.0%	35.1%	41.3%	42.2%	41.5%
Adjusted EBITDA margin (Service revenues)	46.8%	47.5%	46.0%	43.6%	38.9%	45.0%	45.9%	44.9%
Capital expenditures	281	164	117	639	226	157	134	122
Capital intensity	9.4%	10.8%	7.9%	10.9%	15.0%	10.5%	9.3%	8.7%
Wireless gross activations	735,074	383,345	351,729	1,694,055	462,469	438,722	421,647	371,217
Postpaid	567,156	291,993	275,163	1,332,423	368,154	333,081	336,052	295,136
Wireless net activations	25,753	41,431	(15,678)	217,768	93,700	89,459	43,566	(8,957)
Postpaid	100,150	66,186	33,964	378,121	119,520	102,714	96,390	59,497
Wireless subscribers EOP (A)	7,804,087	7,804,087	7,762,656	7,778,334	7,778,334	7,805,100	7,715,641	7,672,075
Postpaid (A)	6,777,842	6,777,842	6,711,656	6,677,692	6,677,692	6,683,646	6,580,932	6,484,542
Average revenue per unit (ARPU)($/month)	58.70	59.49	57.90	57.25	57.92	58.30	56.85	55.92
Churn (%)(average per month)	1.52%	1.47%	1.58%	1.60%	1.59%	1.50%	1.64%	1.65%
Prepaid	3.58%	3.48%	3.67%	3.55%	3.41%	3.27%	3.71%	3.79%
Postpaid	1.20%	1.16%	1.24%	1.25%	1.29%	1.20%	1.27%	1.25%
Cost of acquisition (COA)($/sub)	422	403	442	421	468	403	402	404

(A)	In Q4 2013, following a review of our wireless subscriber metrics, our 2013 postpaid subscriber base was reduced by 99,098 customers to exclude all machine-to-machine subscribers. Additionally, our postpaid subscriber base was reduced by 18,354 subscribers to adjust for customer deactivations and by 8,022 subscribers subsequent to a review of customer accounts. Our prepaid subscriber base was increased by 5,008 customers subsequent to a review of subscriber metrics.

BCE Supplementary Financial Information – Second Quarter 2014  Page 7

Bell Wireline (1)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2014	Q2 2013	% change		YTD 2014	YTD 2013	% change
Bell Wireline
Data	1,485	1,456	2.0%		2,948	2,889	2.0%
Local & access	595	632	(5.9%)		1,198	1,278	(6.3%)
Long distance	170	183	(7.1%)		332	367	(9.5%)
Equipment & other	147	153	(3.9%)		296	317	(6.6%)
Total external revenues	2,397	2,424	(1.1%)		4,774	4,851	(1.6%)
Inter-segment revenues	88	82	7.3%		173	163	6.1%
Total Bell Wireline operating revenues	2,485	2,506	(0.8%)		4,947	5,014	(1.3%)
Operating costs	(1,532)	(1,527)	(0.3%)		(3,064)	(3,077)	0.4%
Adjusted EBITDA	953	979	(2.7%)		1,883	1,937	(2.8%)
Adjusted EBITDA Margin	38.4%	39.1%	(0.7	) pts	38.1%	38.6%	(0.5	) pts
Capital expenditures	595	523	(13.8%)		1,058	983	(7.6%)
Capital intensity	23.9%	20.9%	(3.0	) pts	21.4%	19.6%	(1.8	) pts
High-speed Internet
High-speed internet net activations	3,638	2,446	48.7%		19,265	6,398	n.m.
High-speed internet subscribers EOP	2,203,808	2,133,219	3.3%		2,203,808	2,133,219	3.3%
TV
Net subscriber activations	20,960	25,605	(18.1%)		49,521	39,576	25.1%
Fibe TV	46,533	50,555	(8.0%)		101,213	98,018	3.3%
Total subscribers EOP	2,327,954	2,195,559	6.0%		2,327,954	2,195,559	6.0%
Fibe TV	580,643	346,316	67.7%		580,643	346,316	67.7%
Local
Network access services (NAS)
Residential	2,518,822	2,774,667	(9.2%)		2,518,822	2,774,667	(9.2%)
Business	2,516,146	2,650,824	(5.1%)		2,516,146	2,650,824	(5.1%)
Total	5,034,968	5,425,491	(7.2%)		5,034,968	5,425,491	(7.2%)
Network access service net (losses)/activations
Residential	(67,969)	(82,090)	17.2%		(133,607)	(165,647)	19.3%
Business	(38,079)	(28,912)	(31.7%)		(73,674)	(53,801)	(36.9%)
Total	(106,048)	(111,002)	4.5%		(207,281)	(219,448)	5.5%

n.m. : not meaningful

BCE Supplementary Financial Information – Second Quarter 2014  Page 8

Bell Wireline - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2014	Q2 14	Q1 14	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13
Bell Wireline
Data	2,948	1,485	1,463	5,828	1,513	1,426	1,456	1,433
Local & access	1,198	595	603	2,497	606	613	632	646
Long distance	332	170	162	722	171	184	183	184
Equipment & other	296	147	149	707	222	168	153	164
Total external revenues	4,774	2,397	2,377	9,754	2,512	2,391	2,424	2,427
Inter-segment revenues	173	88	85	343	89	91	82	81
Total Bell Wireline operating revenues	4,947	2,485	2,462	10,097	2,601	2,482	2,506	2,508
Operating costs	(3,064)	(1,532)	(1,532)	(6,303)	(1,667)	(1,559)	(1,527)	(1,550)
Adjusted EBITDA	1,883	953	930	3,794	934	923	979	958
Adjusted EBITDA Margin	38.1%	38.4%	37.8%	37.6%	35.9%	37.2%	39.1%	38.2%
Capital expenditures	1,058	595	463	2,247	702	562	523	460
Capital intensity	21.4%	23.9%	18.8%	22.3%	27.0%	22.6%	20.9%	18.3%
High-speed Internet
High-speed internet net activations	19,265	3,638	15,627	57,722	15,690	35,634	2,446	3,952
High-speed internet subscribers EOP	2,203,808	2,203,808	2,200,170	2,184,543	2,184,543	2,168,853	2,133,219	2,130,773
TV
Net subscriber activations	49,521	20,960	28,561	122,450	36,189	46,685	25,605	13,971
Fibe TV	101,213	46,533	54,680	231,132	60,301	72,813	50,555	47,463
Total subscribers EOP	2,327,954	2,327,954	2,306,994	2,278,433	2,278,433	2,242,244	2,195,559	2,169,954
Fibe TV	580,643	580,643	534,110	479,430	479,430	419,129	346,316	295,761
Local
Network access services (NAS)
Residential	2,518,822	2,518,822	2,586,791	2,652,429	2,652,429	2,715,710	2,774,667	2,856,757
Business	2,516,146	2,516,146	2,554,225	2,589,820	2,589,820	2,622,298	2,650,824	2,679,736
Total	5,034,968	5,034,968	5,141,016	5,242,249	5,242,249	5,338,008	5,425,491	5,536,493
Network access service net (losses)/activations
Residential	(133,607)	(67,969)	(65,638)	(287,885)	(63,281)	(58,957)	(82,090)	(83,557)
Business	(73,674)	(38,079)	(35,595)	(114,805)	(32,478)	(28,526)	(28,912)	(24,889)
Total	(207,281)	(106,048)	(101,233)	(402,690)	(95,759)	(87,483)	(111,002)	(108,446)

BCE Supplementary Financial Information – Second Quarter 2014  Page 9

BCE (1)
Net debt and other information (2)

BCE - Net debt and preferred shares
At June 30, 2014		BCE
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
		Bell
	Bell	Aliant	BCE
Debt due within one year	2,152	584	2,736
Long-term debt	13,768	2,382	16,150
Preferred shares - BCE (A)	1,698	-	1,698
Cash and cash equivalents	(77)	(73)	(150)
Net debt (3)	17,541	2,893	20,434

Bell - Net debt and preferred shares
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
	June 30,	March 31	Dec. 31
	2014	2014	2013
Debt due within one year	2,152	2,501	2,286
Long-term debt	13,768	13,784	13,765
Preferred shares - BCE (A)	1,698	1,698	1,698
Cash and cash equivalents	(77)	(682)	(319)
Net Debt	17,541	17,301	17,430
Net Debt / Adjusted EBITDA (4)	2.47	2.46	2.49
Adjusted EBITDA /Net interest expense, excluding interest on post-employment benefit obligations and including 50% of preferred dividends (4)	8.31	8.27	8.40

Bell Media Inc. - Proportionate Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)				Total
	YTD 2014	Q2 2014	Q1 2014	2013	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Proportionate Net Debt	14	14	30	103	103	143	202	206
Proportionate Adjusted EBITDA	318	189	129	593	209	172	134	78

Cash Flow Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2	Q2			YTD	YTD
	2014	2013	$ change	% change	2014	2013	$ change	% change
Free Cash Flow (FCF) (3)
Cash from operating activities, excluding acquisition costs paid	1,589	1,567	22	1.4%	2,477	2,393	84	3.5%
Capital expenditures	(791)	(673)	(118)	(17.5%)	(1,385)	(1,267)	(118)	(9.3%)
Dividends paid on preferred shares	(31)	(32)	1	3.1%	(63)	(58)	(5)	(8.6%)
Dividends paid by subsidiaries to non-controlling interest	-	(6)	6	100.0%	-	(13)	13	100.0%
Bell Aliant dividends to BCE	48	47	1	2.1%	48	95	(47)	(49.5%)
FCF	815	903	(88)	(9.7%)	1,077	1,150	(73)	(6.3%)

Cash Flow Information - Historical Trend
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2014	2014	2014	2013	2013	2013	2013	2013
Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	2,477	1,589	888	5,521	1,649	1,479	1,567	826
Capital expenditures	(1,385)	(791)	(594)	(3,001)	(992)	(742)	(673)	(594)
Dividends paid on preferred shares	(63)	(31)	(32)	(127)	(31)	(38)	(32)	(26)
Dividends paid by subsidiaries to non-controlling interest	-	-	-	(13)	-	-	(6)	(7)
Bell Aliant dividends to BCE	48	48	-	191	48	48	47	48
FCF	1,077	815	262	2,571	674	747	903	247

(A)	Net debt includes 50% of preferred shares

BCE Supplementary Financial Information – Second Quarter 2014  Page 10

BCE (1)
Consolidated Statements of Financial Position (2)

	June 30	March 31	December 31
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	2014	2014	2013
ASSETS
Current assets
Cash	125	99	220
Cash equivalents	25	621	115
Trade and other receivables	2,860	2,861	3,043
Inventory	384	380	383
Prepaid expenses	541	503	415
Assets held for sale	195	193	719
Other current assets	131	193	175
Total current assets	4,261	4,850	5,070
Non-current assets
Property, plant and equipment	20,911	20,671	20,743
Intangible assets	10,019	9,526	9,552
Deferred tax assets	218	199	165
Investments in associates and joint ventures	771	789	775
Other non-current assets	679	752	698
Goodwill	8,364	8,376	8,381
Total non-current assets	40,962	40,313	40,314
Total assets	45,223	45,163	45,384
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,798	3,661	4,339
Interest payable	137	145	147
Dividends payable	556	555	466
Current tax liabilities	268	191	367
Debt due within one year	2,736	3,201	2,571
Total current liabilities	7,495	7,753	7,890
Non-current liabilities
Long-term debt	16,150	16,010	16,341
Deferred tax liabilities	1,106	1,217	1,318
Post-employment benefit obligation	3,241	2,744	2,127
Other non-current liabilities	1,480	1,458	1,458
Total non-current liabilities	21,977	21,429	21,244
Total liabilities	29,472	29,182	29,134

EQUITY
Equity attributable to BCE shareholders
Preferred shares	3,395	3,395	3,395
Common shares	13,726	13,688	13,629
Contributed surplus	2,614	2,605	2,615
Accumulated other comprehensive (loss) income	(2)	28	14
Deficit	(5,146)	(4,933)	(4,642)
Total Equity attributable to BCE shareholders	14,587	14,783	15,011
Non-controlling interest	1,164	1,198	1,239
Total equity	15,751	15,981	16,250
Total liabilities and equity	45,223	45,163	45,384
Number of common shares outstanding	778.1	777.3	775.9

BCE Supplementary Financial Information – Second Quarter 2014  Page 11

BCE (1)
Consolidated Cash Flow Data (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q2 2014	Q2 2013	$ change		YTD 2014	YTD 2013	$ change
Net earnings	707	671	36		1,421	1,343	78
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	54	28	26		92	61	31
Depreciation and amortization	879	842	37		1,745	1,680	65
Post-employment benefit plans cost	94	107	(13)		193	221	(28)
Net interest expense	226	225	1		460	445	15
Gains on investments	(4)	(1)	(3)		(16)	(3)	(13)
Income taxes	236	196	40		467	437	30
Contributions to post-employment benefit plans	(85)	(76)	(9)		(173)	(174)	1
Payments under other post-employment benefit plans	(18)	(18)	-		(36)	(36)	-
Severance and other costs paid	(38)	(45)	7		(106)	(94)	(12)
Acquisition costs paid	(16)	(8)	(8)		(30)	(18)	(12)
Interest paid	(231)	(206)	(25)		(460)	(402)	(58)
Income taxes paid (net of refunds)	(110)	(37)	(73)		(471)	(185)	(286)
Net change in operating assets and liabilities	156	190	(34)		(254)	(367)	113
Cash flows from operating activities	1,850	1,868	(18)		2,832	2,908	(76)
Bell Aliant dividends paid to BCE	48	47	1		48	95	(47)
Capital expenditures	(937)	(830)	(107)		(1,666)	(1,552)	(114)
Cash dividends paid on preferred shares	(31)	(32)	1		(63)	(58)	(5)
Cash dividends paid by subsidiaries to non-controlling interest	(68)	(74)	6		(75)	(147)	72
Acquisition costs paid	16	8	8		30	18	12
Bell Aliant Free Cash Flow	(63)	(84)	21		(29)	(114)	85
Free Cash Flow (3)	815	903	(88)		1,077	1,150	(73)
Bell Aliant free cash flow, excluding dividends paid	15	37	(22)		(19)	19	(38)
Business acquisitions	-	-	-		-	(5)	5
Acquisition costs paid	(16)	(8)	(8)		(30)	(18)	(12)
Business dispositions	-	1	(1)		538	1	537
Increase in investments	-	(1)	1		(6)	(1)	(5)
Decrease in investments	-	3	(3)		-	5	(5)
Acquisition of spectrum licences	(453)	-	(453)		(566)	-	(566)
Other investing activities	2	14	(12)		3	14	(11)
(Decrease) increase in notes payable and bank advances	(443)	(321)	(122)		158	17	141
Reduction in securitized trade receivables	-	-	-		-	(14)	14
Issue of long-term debt	150	1,408	(1,258)		183	2,415	(2,232)
Repayment of long-term debt	(136)	(513)	377		(551)	(802)	251
Premiums on early redemption of debt	-	(10)	10		-	(27)	27
Cash dividends paid on common shares	(480)	(452)	(28)		(932)	(892)	(40)
Issue of common shares	9	-	9		41	13	28
Issue of equity securities by subsidiaries to non-controlling interest	-	-	-		-	230	(230)
Other financing activities	(33)	(8)	(25)		(81)	(26)	(55)
	(1,385)	150	(1,535)		(1,262)	929	(2,191)
Net (decrease) increase in cash and cash equivalents	(570)	1,053	(1,623)		(185)	2,079	(2,264)
Cash and cash equivalents at beginning of period	720	1,155	(435)		335	129	206
Cash and cash equivalents at end of period	150	2,208	(2,058)		150	2,208	(2,058)

Other information
Free cash flow per share (3)	$1.05	$1.16	$(0.11)		$1.39	$1.48	$(0.09)
Annualized cash flow yield (5)	6.6%	7.3%	(0.7	) pts	6.6%	7.3%	(0.7	) pts

BCE Supplementary Financial Information – Second Quarter 2014  Page 12

BCE
Consolidated Cash Flow Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2014	Q2 14	Q1 14	Total 2013	Q4 13	Q3 13	Q2 13	Q1 13
Net earnings	1,421	707	714	2,388	593	452	671	672
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	92	54	38	406	48	297	28	33
Depreciation and amortization	1,745	879	866	3,380	855	845	842	838
Post-employment benefit plans cost	193	94	99	442	109	112	107	114
Net interest expense	460	226	234	924	239	240	225	220
(Gains) losses on investments	(16)	(4)	(12)	7	12	(2)	(1)	(2)
Income taxes	467	236	231	828	226	165	196	241
Contributions to post-employment benefit plans	(173)	(85)	(88)	(341)	(83)	(84)	(76)	(98)
Payments under other post-employment benefit plans	(36)	(18)	(18)	(73)	(18)	(19)	(18)	(18)
Severance and other costs paid	(106)	(38)	(68)	(203)	(65)	(44)	(45)	(49)
Acquisition costs paid	(30)	(16)	(14)	(80)	(30)	(32)	(8)	(10)
Interest paid	(460)	(231)	(229)	(879)	(231)	(246)	(206)	(196)
Income taxes paid (net of refunds)	(471)	(110)	(361)	(470)	(232)	(53)	(37)	(148)
Net change in operating assets and liabilities	(254)	156	(410)	147	415	99	190	(557)
Cash flows from operating activities	2,832	1,850	982	6,476	1,838	1,730	1,868	1,040
Bell Aliant dividends paid to BCE	48	48	-	191	48	48	47	48
Capital expenditures	(1,666)	(937)	(729)	(3,571)	(1,139)	(880)	(830)	(722)
Cash dividends paid on preferred shares	(63)	(31)	(32)	(127)	(31)	(38)	(32)	(26)
Cash dividends paid by subsidiaries to non-controlling interest	(75)	(68)	(7)	(283)	(68)	(68)	(74)	(73)
Acquisition costs paid	30	16	14	80	30	32	8	10
Bell Aliant Free Cash Flow	(29)	(63)	34	(195)	(4)	(77)	(84)	(30)
Free Cash Flow	1,077	815	262	2,571	674	747	903	247
Bell Aliant free cash flow, excluding dividends paid	(19)	15	(34)	4	(44)	29	37	(18)
Business acquisitions	-	-	-	(2,850)	(1)	(2,844)	-	(5)
Acquisition costs paid	(30)	(16)	(14)	(80)	(30)	(32)	(8)	(10)
Business dispositions	538	-	538	1	-	-	1	-
Increase in investments	(6)	-	(6)	(3)	(1)	(1)	(1)	-
Decrease in investments	-	-	-	10	5	-	3	2
Acquisition of spectrum licences	(566)	(453)	(113)	-	-	-	-	-
Other investing activities	3	2	1	12	-	(2)	14	-
Increase (decrease) in notes payable and bank advances	158	(443)	601	272	(240)	495	(321)	338
Reduction in securitized trade receivables	-	-	-	(14)	-	-	-	(14)
Issue of long-term debt	183	150	33	4,438	15	2,008	1,408	1,007
Repayment of long-term debt	(551)	(136)	(415)	(2,495)	(178)	(1,515)	(513)	(289)
Premiums on early redemption of debt	-	-	-	(55)	-	(28)	(10)	(17)
Cash dividends paid on common shares	(932)	(480)	(452)	(1,795)	(452)	(451)	(452)	(440)
Issue of common shares	41	9	32	13	-	-	-	13
Issue of equity securities by subsidiaries to non-controlling interest	-	-	-	230	-	-	-	230
Other financing activities	(81)	(33)	(48)	(53)	(16)	(11)	(8)	(18)
	(1,262)	(1,385)	123	(2,365)	(942)	(2,352)	150	779
Net (decrease) increase in cash and cash equivalents	(185)	(570)	385	206	(268)	(1,605)	1,053	1,026
Cash and cash equivalents at beginning of period	335	720	335	129	603	2,208	1,155	129
Cash and cash equivalents at end of period	150	150	720	335	335	603	2,208	1,155

Other information
Free cash flow per share	$1.39	$1.05	$0.34	$3.31	$0.86	$0.97	$1.16	$0.32
Annualized cash flow yield	6.6%	6.6%	7.0%	7.2%	7.2%	7.3%	7.3%	6.4%

BCE Supplementary Financial Information – Second Quarter 2014  Page 13

Accompanying Notes

We report our results of operations in four segments: Bell Wireless, Bell Wireline, Bell Media and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

(1)	Throughout this report, BCE means, as the context may require, either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint arrangements and associates; Bell means our Bell Wireless, Bell Wireline and Bell Media segments on an aggregate basis; and Bell Aliant means Bell Aliant Inc. and its subsidiaries and associates.

(2)	On July 5, 2013, BCE acquired 100% of the issued and outstanding shares of Astral Media Inc. (Astral) . Astral is a media company that operates specialty and pay TV channels, radio stations, digital media properties and out-of-home advertising platforms.

(3)	Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA margin

Beginning with Q2 2014, we reference Adjusted EBITDA and Adjusted EBITDA margin as non-GAAP financial measures. These terms replace the previously referenced non-GAAP financial measures EBITDA and EBITDA margin. Our definition of Adjusted EBITDA and Adjusted EBITDA margin are unchanged from our former definition of EBITDA and EBITDA margin respectively. Accordingly, this change in terminology has no impact on our reported financial results for prior periods.

The terms Adjusted EBITDA and Adjusted EBITDA margin do not have any standardized meaning under International Financial Reporting Standards (IFRS). Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost). We define Adjusted EBITDA margin as Adjusted EBITDA divided by operating revenues.

We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and Adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, Adjusted EBITDA may be reconciled to net earnings as shown in this document.

 Adjusted net earnings and Adjusted earnings per share (EPS)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt. We define Adjusted EPS as Adjusted net earnings per BCE common share.

BCE Supplementary Financial Information – Second Quarter 2014  Page 14

Accompanying Notes

We use Adjusted net earnings and Adjusted EPS and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and premiums on early redemption of debt, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS.

Free Cash Flow and Free Cash Flow per share

The terms free cash flow and free cash flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to non-controlling interest, and Bell Aliant free cash flow. We define free cash flow per share as follows:

Free cash flow
Average number of common shares outstanding

We consider free cash flow and free cash flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. We believe that certain investors and analysts also use free cash flow and free cash flow per share to evaluate the financial strength and performance of our businesses.

For free cash flow, the most comparable IFRS financial measure is cash flows from operating activities.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

BCE Supplementary Financial Information – Second Quarter 2014  Page 15

Accompanying Notes

(4)	Key Performance Indicators (KPIs)

We use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Capital Intensity is capital expenditures divided by operating revenues.

Average revenue per user or subscriber (ARPU) represents the measurement of certain service revenues divided by the average subscriber base for the specified period.

Churn is the rate at which existing subscribers cancel their services, expressed as a percentage. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base. It is a measure of monthly customer turnover.

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. COA represents the total cost associated with acquiring a customer and includes costs such as hardware discounts, marketing and distribution costs. This measure is expressed per gross activation during a specified period.

Net debt to Adjusted EBITDA is Bell Net debt divided by Adjusted EBITDA. Net debt is debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents. For the purposes of calculating our net debt to Adjusted EBITDA ratio, Adjusted EBITDA is defined as twelve-month trailing Bell Adjusted EBITDA including dividends from Bell Aliant to BCE.

Adjusted EBITDA to net interest expense is Adjusted EBITDA divided by net interest expense. For the purposes of calculating our Adjusted EBITDA to net interest expense ratio, Adjusted EBITDA is defined as twelve-month trailing Bell Adjusted EBITDA including dividends from Bell Aliant to BCE. Net interest expense is twelve-month trailing Bell interest expense excluding interest on post-employment benefit obligations and including 50% of preferred dividends.

(5)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Supplementary Financial Information – Second Quarter 2014  Page 16